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OLYMPUS PACIFIC MINERALS INC.

PROPOSES AMENDMENTS TO SIMPLIFY CAPITAL STRUCTURE

Toronto, November 6, 2012-Olympus Pacific Minerals Inc. ("Olympus” or the "Company") today announced that it has reached an agreement with an investor representative (the “Investor Representative,”) to propose certain amendments to holders of the Company’s outstanding convertible notes and gold loan notes (the “Original Notes”), subject to the consent of the applicable noteholders. No amendments will be made to the notes of holders who don’t consent to the amendment offer.

The revised notes will not be convertible into or exchangeable for any other securities of the Company, will pay interest at the rate of eight per cent (8%) per annum, mature on May 6, 2015, and will entitle the holders to share in seventy per cent (70%) of the increase in the gold price from the effective date of the amendments to the maturity date via an increase in the redemption price paid on the maturity date of the notes based on the prevailing gold price at the maturity date (Gold price to be calculated on twenty day average price May 6, 2015).

Olympus’ CEO John Seton commented that if the proposed amendments are effective, it would:

• Reduce potential dilution to shareholders•

• Streamline the Company’s current debt assuming the original noteholders fully accepts the amendments.

He added, “This proposal addresses two of the main issues raised by investors when considering investing in the Company, however the driver for the Company was to reduce potential future dilution of shareholders. We believe that despite any associated costs the amendments contemplated by the Company’s proposals will add value for shareholders.

The Investor Representative will be canvassing the holders of the Original Notes to obtain consent for the proposed amendments. Only the Notes of those note holders who provide their consent prior to 5pm (Toronto New York City time) on November 19, 2012 will be amended. The consent date is expected to be November 19, 2012, or such other date as may be agreed between the Company and the Investor Representative. The effective date of the amendments is expected to be November 21, 2012, or such other date as may be agreed between the Company and the Investor Representative. Closing will be subject to the Company obtaining on, or prior to the effective date (i) all requisite regulatory approvals for the redemption, including approvals of the Toronto Stock Exchange and the Australian Securities Exchange, if necessary, and (ii) all requisite corporate approvals. Closing is further subject to acceptance of the offer by holders of the Original Notes holding not less than fifteen per cent (15%) of the aggregate principal amount of the Original Notes.

The Investor Representative will be paid corporate finance fees on the effective date of the amendments equal to two per cent (2%) of the principal amount of Original Notes that are amended as described above.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Olympus is a diversified gold production and exploration company with four core assets; the properties are located in East Malaysia, Vietnam, and the Philippines. The Company produces gold and operating cash from its two underground mines in central Vietnam. The Bau Gold Field is currently in full feasibility at Jugan Hill and has an established N1 43-101/JORC resource that’s expected to increase in the fourth quarter 2012 resulting from the Company’s current drilling program. The Company has an early stage exploration project at Capcapo in the northern Philippines.

Olympus Pacific Minerals Inc.

John A.G. Seton,
Chief Executive Officer

For further information contact:

James W. Hamilton
Vice President Investor Relations
Tel: +1-416-572-2525
Tel: +61 800 308 602 (Aus)
TF: +1-888-902-5522
Fax: +1-416-572-4202

www.olympuspacific.com

ir@olympuspacific.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained herein is "Forward-looking information" within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.